EXHIBIT 99.1

QUARTZ CLOSES $1.7 MILLION UNIT FINANCING

October 16, 2026 – Vancouver, British Columbia – Quartz Mountain Resources Ltd. (TSXV: QZM, OTCQX: QZMRF) (“Quartz” or the “Company”) announces that it has closed the private placement of 4,247,500 units (the “Units”) for gross proceeds of $1.7 million, further to its previous press releases dated September 24, 2026 and October 1, 2026. The Company now has a total current working capital position of $4 million.

1,500,000 FT Units were issued to Robert Dickinson, Chairman of the Company, and his associates. 1,500,000 Units were issued to The Sutton Group Inc., an insider of the Company.

The Company intends to use the net proceeds of the FT Units exclusively for exploration of Quartz’s portfolio of British Columbia gold-silver-copper projects, while the proceeds of the non-FT Units will be used for exploration of Quartz’s portfolio of British Columbia gold-silver-copper projects and for general working capital purposes.

Capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the above-referenced press releases.

All securities issued pursuant to the Offering will be subject to a statutory hold period in Canada expiring four months and one day after closing of the Offering. Completion of the Offering is subject to final approval of the TSX Venture Exchange. No securities were sold to US persons.

About Quartz Mountain

Headquartered in Vancouver, Canada, Quartz Mountain Resources Ltd. (TSXV:QZM, OTCQX: QZMRF) is a well-funded public company whose successful mine-finding management team is focused on discovering and advancing important-scale gold, silver and copper projects in BC. The Company owns 100% of the Maestro gold-silver project and 100% of the Jake porphyry copper-gold-silver project. Both projects are permitted by the BC government for drilling activities with access to infrastructure and high potential for the development of substantial resources for significant future transactions.

Quartz is associated with Hunter Dickinson Inc. (HDI), a company with over 35 years of successfully discovering, developing and transacting mineral projects in Canada and internationally. Former HDI projects in British Columbia included Mount Milligan, Kemess South and Gibraltar, all of which are porphyry copper±gold deposits that are currently producing or were formerly producing mines. Recently, Amarc Resources, an HDI-associated company, with funding from Freeport-McMoran Inc., announced the exciting discovery of the Tier One AuRORA gold-copper porphyry deposit also in British Columbia. Other well-known projects with HDI involvement include Sisson, Duke and Prosperity in Canada, Pebble and Florence in the United States, and Xietongmen in China.

Quartz is committed to the advancement of important-scale, critical and essential mining assets while following responsible mineral development principles, including a mandate to employ best-practice approaches in the engagement and involvement of local communities and meeting rigorous environmental standards.

On behalf of the Board of Directors

Robert Dickinson

Chairman

For further information, please contact:

Bob Dickinson

Email: robertdickinson@hdimining.com Ph: +1 604-684-6365

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statement Regarding Forward-Looking Information

This release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: the Company’s projects will obtain all required environmental and other permits, and all land use and other licenses, studies and exploration of the Company’s projects will continue to be positive, and no geological or technical problems will occur. Though the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements are subject to future events and third party discretion such as regulatory personnel. Factors that could cause actual results to differ materially from those in forward-looking statements include variations in market prices, continuity of mineralization and exploration success, and potential environmental issues or liabilities associated with exploration, development and mining activities, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, and exploration and development of properties located within Aboriginal groups asserted territories that may affect or be perceived to affect asserted aboriginal rights and title, and which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, and the risks and uncertainties connected with its business, investors should review the Company’s home jurisdiction filings at www.sedarplus.ca and its 20F filings with the United States Securities and Exchange Commission.